1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date April 19, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forwardlooking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2015 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2015 annual general meeting (the “AGM”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 9:00 a.m. on 3 June 2016 at the headquarters of the Company, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the announcements of the Company dated 29 March 2016 (the “Announcements”)):

(1)	Ordinary Resolution: “THAT, to consider and approve the working report of the Board for the year ended 31 December 2015”, details of which are set out in the 2015 annual report of the Company.

(2)	Ordinary Resolution: “THAT, to consider and approve the working report of the Supervisory Committee for the year ended 31 December 2015.”(note 4)

(3)	Ordinary Resolution: “THAT, to consider and approve the audited financial statements of the Company and its subsidiaries for the year ended 31 December 2015”, details of which are set out in the 2015 annual report of the Company.

(4)	Ordinary Resolution: “THAT, to consider and approve the proposed profit distribution plan of the Company for the year ended 31 December 2015 and to authorize the Board to distribute an aggregate cash dividend of RMB49.12 million (tax inclusive), equivalent to RMB0.01 (tax inclusive) per Share to the Shareholders.”

(5)	Ordinary Resolution: “THAT, to consider and approve the remuneration of the Directors and Supervisors for the year ending 31 December 2016”, details of which are set out in the announcement of the Company dated 29 March 2016 regarding the resolutions passed at the seventeenth meeting of the sixth session of the Board.

(6)	Ordinary Resolution: “THAT, to consider and approve the renewal of the liability insurance of Directors, Supervisors and senior officers”, details of which are set out in the announcement of the Company dated 29 March 2016 regarding the resolutions passed at the seventeenth meeting of the sixth session of the Board.

(7)	Ordinary Resolution: “THAT, to consider and approve the re-appointment and remuneration of external auditing firm for the year 2016”, details of which are set out in the announcement of the Company dated 29 March 2016 regarding the resolutions passed at the seventeenth meeting of the sixth session of the Board.

(8)	Ordinary Resolution: to consider and approve the acquisition of 65% Equity Interest in Yankuang Group Finance and the provision of comprehensive credit facility services to Yankuang Group and the annual caps under the New Finance Services Agreement”, details of which are set out in the announcement of the Company dated 29 March 2016 regarding the Acquisition and the New Finance Services Agreement:

“THAT,

(8.01) to consider and approve the acquisition of 65% Equity Interest in Yankuang Group Finance;

(8.02) to consider and approve the provision of comprehensive credit facility services to Yankuang Group and the annual caps under the New Finance Services Agreement.”

(9)	Ordinary Resolution: “THAT, to consider and approve the acquisition of the Wanfu Mining Right”, details of which are set out in the announcement of the Company dated 29 March 2016 regarding the acquisition of the Wanfu Mining Right.

(10)	Ordinary Resolution: “THAT, to consider and approve the proposal to increase capital injection in Zhongyin Financial”, details of which are set out in the announcement of the Company dated 29 March 2016 regarding the resolutions passed at the seventeenth meeting of the sixth session of the Board.

(11)	Special Resolution: “THAT, to consider and approve the reduction in the registered capital of the Company and the amendments to the Articles of Association”, details of which are set out in the announcement of the Company dated 29 March 2016 regarding the amendments to the Articles of Association.

(12)	Special Resolution: “THAT, to consider and approve the proposal to authorise the Company to carry out domestic and overseas financing activities”, details of which are set out in the announcement of the Company dated 29 March 2016 regarding the resolutions passed at the seventeenth meeting of the sixth session of the Board.

(13)	Special Resolution: “THAT, to consider and approve the provision of financial guarantees to the Company’s subsidiaries and granting of authorization to Yancoal Australia and its subsidiaries to provide guarantees for the daily operation of the subsidiaries of the Company in Australia”, details of which are set out in the announcement of the Company dated 29 March 2016 regarding this proposal.

(14)	Special Resolution: to consider and approve the proposal regarding the general mandate authorizing the Board to issue H Shares:

“THAT

(a)	the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20% of the aggregate nominal value of H Shares in issue as at the date of this resolution; and

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Hong Kong Listing Rules (as amended from time to time) and only if all necessary approvals from the CSRC and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(c)	contingent on the directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the Articles of Association as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”

(15)	Special Resolution: To consider and approve the proposal regarding the general mandate authorizing the Board to repurchase H Shares:

“THAT

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H shares on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/ or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares authorized to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) above shall be conditional upon:

(i)	the passing of a special resolution with the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at a class meeting for the A Shareholders to be held on 3 June 2016 (or on such adjourned date as may be applicable) and the class meeting for H Shareholders to be held on 3 June 2016 (or on such adjourned date as may be applicable) for such purpose;

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorized to:

(i)	amend the Articles of Association as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association with the relevant governmental authorities of the PRC.

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of H Shareholders and A Shareholders at their respective class meetings.”

(16)	Ordinary Resolution: to consider and approve the appointments of non-independent Directors,(note 5), details of which are set out in the announcement of the Company dated 29 March 2016 regarding the proposed appointments of Directors and Supervisors:

“THAT,

(16.01) to consider and approve the appointment of Li Wei as a non-independent Director;

(16.02) to consider and approve the appointment of Zhao Qingchun as a non-independent Director;

(16.03) to consider and approve the appointment of Guo Dechun as a non-independent Director.”

(17)	Ordinary Resolution: to consider and approve the appointments of independent Director,(note 5), details of which are set out in the announcement of the Company dated 29 March 2016 regarding the proposed appointments of Directors and Supervisors:

“THAT,

(17.01) to consider and approve the appointment of Qi Anbang as an independent Director.”

(18)	Ordinary Resolution: to consider and approve the appointments of non-employee representative Supervisors,(note 5), details of which are set out in the announcement of the Company dated 29 March 2016 regarding the proposed appointments of Directors and Supervisors:

“THAT,

(18.01) To consider and approve the appointment of Meng Qingjian as a non-employee representative Supervisor;

(18.02) To consider and approve the appointment of Xue Zhongyong as a non-employee representative Supervisor.”

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman

Zoucheng, Shandong, the PRC

19 April 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

Notes:

1.	Eligibility for attending the AGM

Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 3 May 2016 are entitled to attend the AGM after completing the registration procedures for attending the AGM. Holders of H Shares, who intend to attend the AGM, must deliver the completed reply slips for attending the AGM to the Office of the Secretary to the Board no later than Friday, 13 May 2016. Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

2.	Proxy

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the AGM. The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (17M, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof in order for such documents to be valid.

3.	Closure of register of members

The H Share register of members of the Company will be closed, for the purpose of determining Shareholders’ entitlement to attend the AGM, from Wednesday, 4 May 2016 to Friday, 3 June 2016, (both days inclusive), during which period no transfer of the Company’s H Shares will be registered. In order to attend the AGM, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company’s H Share Registrar, Hong Kong Registrars Limited, at 1712-1716, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 3 May 2016 for registration. H Shareholders whose names appear on the H Share register of members of the Company maintained by Hong Kong Registrars Limited on or before the above date will be eligible to attend the AGM.

To determine the identity of the Shareholders entitled to receive the final dividend, the Company’s H Share register of members will be closed from Friday, 24 June 2016 to Wednesday, 29 June 2016 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the final dividend, H Shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant Share certificates with the H Share Registrar of the Company, Hong Kong Registrars Limited, at 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Thursday, 23 June 2016.

4.	The Supervisory Committee held five meetings in 2015, details of which are as follows:

(1)	the forth meeting of the sixth session of the Supervisory Committee was held on 27 March 2015. The 2014 Annual Report, the Financial Report for the Year 2014, the Profit Distribution Plan for the Year 2014, 2014 Social Responsibility Report, the Evaluation on Implementation of Information Disclosure Management System Report for the Year 2014, the Self-assessment Report on the Internal Control System for the Year 2014, the proposal of amendments to the Rules of Supervisory Committee meetings and the proposal of continuing connected transaction between the Company and Yankuang Group Finance were considered and approved at the meeting;

(2)	the fifth meeting of the sixth session of the Supervisory Committee was held on 29 April 2015. The First Quarterly Report of 2015 of the Company was considered and approved at the meeting;

(3)	the sixth meeting of the sixth session of the Supervisory Committee was held on 1 July 2015. The proposal for the election of Mr. Zhang Shengdong as the president of the sixth session of the Supervisory Committee and the proposal for the election of Mr. Gu Shisheng as the vice president of the sixth session of the Supervisory Committee were considered and approved at the meeting;

(4)	the seventh meeting of the sixth session of the Supervisory Committee was held on 28 August 2015. The Company’s Interim Report of 2015 was considered and approved at the meeting;

(5)	the eighth meeting of the sixth session of the Supervisory Committee was held on 26 October 2015. The Third Quarterly Report of 2015 of the Company was considered and approved at the meeting.

The Supervisory Committee had no disagreement on the matters supervised during the year of 2015.

5.	Cumulative voting

Directors and Supervisors shall be elected through cumulative voting at the AGM. The number of total votes that a Shareholder can exercise is decided by the following factors: (i) the number of Shares held by such Shareholders, and (ii) the number of Directors/ Supervisors to be elected. A Shareholder may give all his or her votes to one candidate or divide his or her votes among several candidates.

6.	Miscellaneous

(1)	The AGM is expected to last half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(2)	All voting at the AGM will be conducted by a poll.

(3)	Details of the Office of the Secretary to the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500 PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC